EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 3, 2010
Fixed charges:
Interest expense*	$71
Estimated interest portion of rents	8
Total fixed charges	$79

Income:
Income from continuing operations before income taxes	$11
Fixed charges	79
Adjusted income	$90

Ratio of income to fixed charges	1.14

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.